FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For October 18, 2001


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                        Form 20-F X                Form 40-F
                                 ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No X
                            ---                      ---


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                                                               October 18, 2001


                                 AerCo Limited
                                 Press Release

Frederick W. Bradley Jr. has announced his retirement as Chairman and Director of the AerCo Limited Board of Directors with effect from today. The Board wishes to express its gratitude to Mr. Bradley for more than three years of distinguished service as Chairman and Director since his appointment to the Board in June 1998.

Pending the appointment of a replacement for Mr. Bradley, in order to preserve a majority of independent directors on the Board, the debis AirFinance Ireland representation on the Board has been reduced to one director, Mr. Patrick Dalton, who is replacing Ms. Rose Hynes and Mr. Edward Hansom.

Mr. Adrian Robinson has been appointed the new Chairman of the Board.

Any questions regarding this press release should be directed to Patrick Dalton or Frauke Oberdieck of debis AirFinance Ireland plc, as Administrative Agent, at +353 61 723607 and +353 61 723630 respectively.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   AERCO LIMITED



Dated: October 18, 2001



                                                   By: /s/ Patrick Dalton
                                                       -------------------------
                                                       Name:  Patrick Dalton
                                                       Title: Attorney-in-Fact





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